UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OGMA an Embraer Group Company becomes new Pratt & Whitney Authorized Maintenance Center to support GTF engines

•	OGMA joins Pratt & Whitney’s Authorized Maintenance Center network, one of the world’s largest aircraft engine manufacturers

•	OGMA invests 74 million euros and starts to maintain GTF (Geared Turbofan) engines, used by the new generation of commercial aircraft, namely Airbus A320neo family, the Airbus A220, and the Embraer E190-E2 and E195-E2

•	Project reinforces OGMA’s range of engine maintenance services, generates around 300 jobs over the next few years and allows OGMA an Embraer Group Company, turnover reach almost 600 million euros annually

OGMA is the new authorized maintenance center for Pratt & Whitney engines, one of the world’s largest aircraft engine manufacturers. This is the culmination of a project developed by OGMA, with the support of Embraer, over the past 12 months, which allows it to expand its scope of services in the area of engine maintenance, marking the entry of Pratt & Whitney maintenance, repair and overhaul in Portugal.

The contract between Pratt & Whitney and OGMA was formalized recently. The industrialization and training project to carry out the maintenance of Pratt & Whitney GTF™ (Geared Turbofan) PW1100G-JM engine is scheduled to start in 2021 and is expected to develop for the next two decades. Throughout the project, with higher incidence between 2022 and 2023, about 300 highly qualified direct jobs are expected to be created.

OGMA will invest 74 million euros, mostly in the first four years of the project, in a strategic step that allows it to broaden its scope of activity in the area of engine maintenance and to achieve new business over the next decades, which will triple OGMA’s turnover and reach the level of 600 million euros annually.

Alexandre Solis, CEO of OGMA says: “This is a historic milestone for OGMA, a company with more than 100 years of existence. By earning the trust of Pratt & Whitney, we are proving the expertise and experience of our teams, but we are also enabling OGMA to continue with a lasting operation in the coming decades. We are motivated and eager to start this relationship with Pratt & Whitney”.

“We are excited to welcome OGMA to the GTF MRO network,” said Dave Emmerling, vice president, Commercial Aftermarket at Pratt & Whitney. “With OGMA, we add a highly capable maintenance provider with a long history of engine overhaul experience. As the GTF fleet continues to grow, the network will be ready to support our expanding global customer base.”

“This contract is a demonstration of OGMA's high level of expertise and competence in the maintenance of aircraft engines and represents an opportunity for the Embraer group to expand its business in providing services to other manufacturers in the international market. In line with Embraer's new strategy, it is a diversification of the businesses that will result in the growth of the Services & Support area in the coming years.”, said Johann Bordais, President and CEO, Embraer Services & Support.

Pratt & Whitney’s GTF engine family is used in the new generation of commercial aircraft, namely the Airbus A320neo family, the Airbus A220, and the Embraer E190-E2 and E195-E2.

Pratt & Whitney’s GTF engines are a new generation of high bypass turbofan engines, which started to operate in 2016, which allow operations with a reduction of up to 16% in fuel consumption, up to 75% in noise emissions and between 50 to 75% CO2 and NOx emissions compared to the previous engine generation.

About Pratt & Whitney

Pratt & Whitney, a unit of Raytheon Technologies (NYSE:RTX) is a world leader in the design, manufacture and service of aircraft and helicopter engines, and auxiliary power units. Raytheon Technologies Corporation is an aerospace and defense company that provides advanced systems and services for commercial, military and government customers worldwide. To learn more about RTX, visit its website at www.rtx.com. To receive Pratt & Whitney press releases and other news directly, please sign up here.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

About OGMA – Indústria Aeronáutica de Portugal S.A.

Founded on June 29, 1918, OGMA - Indústria Aeronáutica de Portugal S.A. celebrated 100 years of existence in 2018. The company bases its activity on two business areas - Maintenance, Repair and Overhaul of Aircraft and Engines and Civil Aviation and Defense Components, and Manufacturing and Assembly of Aircraft Structures for civil and military aircraft.

Since the privatization carried out in 2005, OGMA is 65% owned by the Airholding SGPS (100% EMBRAER) and 35% by idD Portugal Defence (100% Portuguese State).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations